Corcept Therapeutics Incorporated
275 Middlefield Road, Suite A
Menlo Park, CA 94025

October 3, 2002

Via EDGAR transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 3-9
Washington, D.C. 20549
Attn:    Mr. Jeffrey Riedler
            Mr. John Krug
            Mr. Pradip Bhaumik

Re:    Corcept Therapeutics Incorporated Registration Statement
          on Form S-1 (File No. 333-75790)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Corcept Therapeutics Incorporated (“Corcept”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-75790 (the “Registration Statement”). The Registration Statement was originally filed on December 21, 2001.

Based upon changed circumstances in the securities markets, Corcept has determined at this time not to pursue the public offering contemplated by the Registration Statement. None of Corcept’s securities have been sold under the Registration Statement. Corcept may undertake a private offering in reliance on Securities Act Rule 155(c).

Corcept hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Corcept Therapeutics Incorporated, 275 Middlefield Road, Suite A, Menlo Park, CA 94025 and to Kyle Guse at Heller Ehrman White & McAuliffe LLP, 275 Middlefield Road, Menlo Park, CA 94025.

If you have any questions regarding this letter, please contact Matthew Gosling of Heller Ehrman White & McAuliffe LLP at (650) 324-7159.

Sincerely, CORCEPT THERAPEUTICS INCORPORATED

By:	/s/ ANDREW GALLIGAN
Andrew Galligan Chief Financial Officer
cc:    Kyle Guse